06007427

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 37575

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Diversified Investments, Group, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7800 Persimmon Tree Lane
(No. and Street)

Bethesda (City) MD (State) 20817 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barry Haase 301-718-7991 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gruen & Wichansky, P.C.
(Name – *if individual, state last, first, middle name*)

4545 42nd St, NW #208 (Address) Washington (City) DC (State) 20016 (Zip Code)

PROCESSED
JUN 06 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Barry Haase, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Diversified Investments Group, Inc., as of December 31, 2005, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JEAN C. BOUCHER
COMM. #1630455
Notary Public-California
SACRAMENTO COUNTY
My Comm. Exp. Dec 16, 2009

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

Gruen + Wichansky, P.C. [70]

ADDRESS Number and Street	City	State	Zip Code
4545 42nd Street, NW Suite 208 [71]	Washington, [72]	DC [73]	20016 [74]

Check One

(X) Certified Public Accountant [75]

( ) Public Accountant [76]

( ) Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD
50	51	52	53

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 1 2006
WASH, D.C. 160

DIVERSIFIED INVESTMENTS GROUP, INC.
FINANCIAL REPORT
FOR THE YEAR ENDED
DECEMBER 31, 2005

DIVERSIFIED INVESTMENTS GROUP, INC.
FINANCIAL REPORT
FOR THE YEAR ENDED
DECEMBER 31, 2005

DIVERSIFIED INVESTMENTS GROUP, INC.
FINANCIAL REPORT
YEAR ENDED DECEMBER 31, 2005

CONTENTS | PAGE

GRUEN & WICHANSKY, P.C.
Certified Public Accountants
4545 42nd Street, NW, Suite 208
Washington, DC 20016
Fax: (202) 244-6237

Bill Gruen: (202) 244-6238
bgruen@whgcpa.net

Scott Wichansky: (202) 244-6202
s.wichansky@verizon.net

INDEPENDENT AUDITORS' REPORT

Board of Directors
Diversified Investments Group, Inc.
Bethesda, MD

We have audited the accompanying statements of financial condition of Diversified Investments Group, Inc. (the Company) as of December 31, 2005 and related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Diversified Investments Group, Inc. as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8-10 are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gruen & Wichansky, P.C.
Gruen & Wichansky, P.C.

February 2, 2006

DIVERSIFIED INVESTMENTS GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS		
Current Assets:		
Cash	$	10,805
Total Assets		10,805
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities:		
Due to related party (Note 3)		1,327
Total Liabilities		1,327
Stockholder's Equity:		
Common stock, $0.01 par value, 100,000 shares authorized, 501 shares issued and outstanding		5
Additional paid in capital		10,465
Retained earnings (deficit)		(992)
Total Stockholder's Equity		9,478
Total Liabilities and Stockholder's Equity	$	10,805

The accompanying notes are an integral part of these financial statements.

DIVERSIFIED INVESTMENTS GROUP, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

Revenues:		
Fee income (Note 3)	$	11,500
Interest income		57
Total Revenues		11,557
Expenses:		
Filing fees		4,423
Accounting fees		4,714
Management fees (Note 3)		1,327
Consulting fees		635
Fidelity bond		369
Bank charges		20
Total Expenses		11,488
Net Income	$	69

The accompanying notes are an integral part of these financial statements.

DIVERSIFIED INVESTMENTS GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock	Paid-in Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
Beginning balance, Jan 1, 2005	$5	$10,465	($1,061)	9,409
Net income	0	0	69	69
Ending balance, Dec 31, 2005	$5	$10,465	($992)	$9,478

The accompanying notes are an integral part of these financial statements.

DIVERSIFIED INVESTMENTS GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities		
Net income	$	69
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase (decrease) in amounts due related party		333
Net cash provided by operating activities		402
Net increase in cash		402
Cash, beginning of year		10,403
Cash, end of year	$	10,805

The accompanying notes are an integral part of these financial statements.

DIVERSIFIED INVESTMENTS GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

1. NATURE OF BUSINESS

Diversified Investments Group, Inc. (the Company) was incorporated in the District of Columbia on March 3, 1987. The Company primarily arranges the private placement of limited partnership interests to other broker dealers in exchange for commissions and due diligence fees. It does not maintain customer accounts or handle securities. The Company has registered as a broker-dealer with the Securities and Exchange Commission and has been accepted as a member of the National Association of Securities Dealers, Inc. As of December 31, 2005, the Company has registered to do business in several states/jurisdictions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted acounting principles requires management to make estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RELATED PARTY TRANSACTIONS

The Company maintains a management service agreement effective September 9, 2004 with Diversified Investment Services, LLC (DIS) of which Mr. Barry Haase is a 50% member. The agreement amends and restates in its entirety the agreement between the parties dated January 1, 1999 amended on March 31, 2004. The agreement provides that DIS will at its own expense provide the Company with services such as office space, communications equipment, personnel, legal and accounting services, office supplies, utilities, and all other expenses as may be necessary for the conduct of business as a broker-dealer. In consideration for providing the Company with these services, the Company is required to pay DIS a management fee equal to 95% of it's net income.

During 2005, the Company received due diligence fees of $11,500 from North

South Communities, LLC, hereafter "North South" and Buccaneer Communities, II, LLC, hereafter "Buccaneer." Mr. Barry Haase is a 43.5% owner of the managing member of North South and Buccaneer. The managing member owns a 1% interest in North South and Buccaneer.

4. INCOME TAXES

The Company with the consent by its shareholder has elected to be treated as an "S" corporation under Subchapter S of the Internal Revenue Code. Accordingly, the shareholder includes in his respective share of taxable income or loss of the Company in his individual income tax return. As a result, income taxes are not imposed on the Company.

5. CONCENTRATION OF CREDIT RISK

The Company primarily arranges the private placement of limited partnership interests and limited liability company units in exchange for commissions and due diligence fees. Receivables arising from private placements are not collateralized.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, the greater of $5,000 or 6-2/3% of aggregate indebtedness. This requirement has been met as of December 31, 2005. As of December 31, 2005, the Company had net capital (as defined) of $9,478.

SUPPLEMENTARY INFORMATION

DIVERSIFIED INVESTMENTS GROUP, INC.
COMPUTATION OF REGULATORY NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

SCHEDULE I

Net Capital:	
Total assets	$10,805
Total liabilities	(1,327)
Net capital before deductions	9,478
Non-allowable assets	0
Regulatory Net Capital	9,478
Minimum net capital required	5,000
Excess Net Capital	$4,478

Reconciliation with Company's Computation (included in Part II A of Form X-17 A-5 as of December 31, 2005):

Net capital, as reported in Company's Part II A unaudited FOCUS Report	$10,805
Accrued management fee payable	(1,327)
Regulatory Net Capital	$9,478

DIVERSIFIED INVESTMENTS GROUP, INC.
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

SCHEDULE II

The Company is exempt from the provisions of Rule 15c3-3 pursuant to Section (k) (2) (i) of such Rule, and the Company was in compliance with the conditions of the exemption at December 31, 2005.

No material difference exists in the computation of the reserve requirement above and as reported in the Company's (unaudited) FOCUS report.

DIVERSIFIED INVESTMENTS GROUP, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

SCHEDULE III

The Company is exempt from the provisions of Rule 15c3-3 pursuant to Section (k) (2) (i) of such Rule, and the Company was in compliance with the conditions of the exemption at December 31, 2005.

No material difference exists in the information relating to possession or control requirements above and as reported in the Company's (unaudited) FOCUS report.

GRUEN & WICHANSKY, P.C.
Certified Public Accountants
4545 42nd Street, NW, Suite 208
Washington, DC 20016
Fax: (202) 244-6237

Bill Gruen: (202) 244-6238
bgruen@whgcpa.net

Scott Wichansky: (202) 244-6202
s.wichansky@verizon.net

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
Diversified Investments Group, Inc.
Bethesda, MD

In planning and performing our audit of the financial statements and supplementary information of Diversified Investments Group, Inc. (the Company) for the year ended December 31, 2005, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures including tests of compliance with such practices and procedures followed by the Company that we considered relevant to the objectives stated in Rule 17a-5 (g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirement for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of he practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibilities are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally

accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure components does not reduce to relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Gruen + Wichansky, P.C.
Gruen & Wichansky, P.C.

February 2, 2006